

**FOR IMMEDIATE RELEASE**

# SBS Technologies Reports Results of First Quarter of Fiscal Year 2005 Ended September 30, 2004

**Albuquerque, New Mexico** *(October 19, 2004)* – SBS Technologies® (**Nasdaq: SBSE**), a leading designer and manufacturer of embedded computer solutions for the commercial, government and communications infrastructure markets, today announced the results of its first quarter of fiscal year 2005 ended September 30, 2004. Highlights include:

- Sales were $34.9 million.
- Net income was $1.2 million.
- EPS was $0.08.
- Gross profit as a percentage of sales was 45.4%.
- Backlog at the end of the quarter was $46.9 million.
- Book-to-bill ratio was 1.13 to 1, as total bookings were $39.6 million – the highest in more than 3 years.
- Cash balance was $48.6 million, a 1.4% increase from the prior quarter.
- Seven design wins were reported for the quarter.

"Although we started fiscal year 2005 with lower than planned revenue for the September quarter, our booking performance was the highest since March 2001," said Clarence W. Peckham, CEO of SBS Technologies, Inc. "On September 21, 2004 we updated our guidance for the first quarter of this fiscal year. We announced that due to weakness in quick-turn orders from our U.S.-based government and communications customers, component part shortages, and production issues, we were reducing our sales guidance to between $33 million and $34 million," continued Peckham.

"As we have discussed in previous press releases and conference calls, we are seeing customers require shorter lead times and provide nearer term forecasts. As we go forward we will continue to work closely

with our customers and tune our planning systems to be more responsive to our customers' needs. During the last two weeks of September, we were able to resolve some component part shortage issues, and we received and filled more quick-turn business, increasing our sales to $34.9 million for the quarter," continued Peckham.

**SALES**

Sales for the first quarter were $34.9 million, an increase of 31.2% compared to $26.6 million in sales for last year's first quarter. On a sequential basis, total Company sales decreased 8.6%, compared to $38.2 million in sales for the quarter ended June 30, 2004.

### SALES BY SEGMENT
### (dollars in millions)

| Three months ended: | Sept. 30, 2004 | % of total | Sept. 30, 2003 | % of total | June 30, 2004 | % of total |
|---|---|---|---|---|---|---|
| Americas Group | $23.4 | 67% | $20.3 | 76% | $27.1 | 71% |
| Europe Group | 11.5 | 33% | 6.3 | 24% | 11.1 | 29% |
| Total | $34.9 | 100% | $26.6 | 100% | $38.2 | 100% |

By segment, sales for the first quarter by the Americas Group were $23.4 million, an increase of 15.3%, and sales by the Europe Group were $11.5 million, an increase of 82.5%, 9% of which is the result of changes in currency exchange rates, both compared to the first quarter of the previous fiscal year. On a sequential basis, sales by the Americas Group decreased 13.7% and sales by the Europe Group increased 3.6%, both compared to the quarter ended June 30, 2004.

### SALES BY END MARKET
### (dollars in millions)

| Three months ended: | Sept. 30, 2004 | % of total | Sept. 30, 2003 | % of total | June 30, 2004 | % of total |
|---|---|---|---|---|---|---|
| Government | $15.3 | 44% | $13.1 | 49% | $19.1 | 50% |
| Commercial | 10.2 | 29% | 8.7 | 33% | 10.7 | 28% |
| Communications | 9.4 | 27% | 4.8 | 18% | 8.4 | 22% |
| Total | $34.9 | 100% | $26.6 | 100% | $38.2 | 100% |

By end market, for the quarter ended September 30, 2004, sales to government customers were $15.3 million, an increase of 16.8%, sales to commercial customers were $10.2 million, an increase of 17.2%, and sales to communications customers were $9.4 million, an increase of 95.8%, all compared to the first quarter of last year. On a sequential basis, sales to government customers decreased 19.9%, sales to

2

commercial customers decreased 4.7%, and sales to communications customers increased 11.9%, all compared to the quarter ended June 30, 2004.

For the quarter ended September 30, 2004, as a percentage of total sales, sales to one communications customer, Ericsson, represented 13%; sales to one commercial customer, Applied Materials, represented 11%; and sales to another European-based communications customer represented 5%.

**NET INCOME**

Net income for the quarter ended September 30, 2004 was $1.2 million, compared to a net loss of ($1.2) million for the same period of the prior fiscal year. Net income per common share – assuming dilution, for the quarter ended September 30, 2004, was $0.08, compared to ($0.08) reported for the first quarter of the prior fiscal year. Included in the financial results of the quarter ended September 30, 2003 were pre-tax costs totaling approximately $2.1 million associated with the consolidation and closure of the Carlsbad, California facility. These costs negatively impacted earnings per common share – assuming dilution, in the quarter ended September 30, 2003, by approximately ($0.09) on an after-tax basis.

**GROSS PROFIT**

Gross profit for the quarter as a percentage of sales was 45.4%, compared to 48.7% for the first quarter of last year, and 47.3% for the preceding quarter. For the quarter, gross profit as a percentage of sales was negatively impacted due to lower than expected sales to our U.S.-based government customers, resulting in a higher sales mix of lower margin production orders. Although gross profit as a percentage of sales for the quarter is below the range of 46% to 50% stated in our financial model of July 2003, we currently believe that for total fiscal year 2005 we will operate within that range.

**BACKLOG**

Total Company backlog as of September 30, 2004 was approximately $46.9 million, compared to $38.9 million at the end of last year's first quarter, and $42.1 million for the preceding quarter. The total Company book-to-bill ratio for the quarter was 1.13 to 1. Total bookings for the quarter were $39.6 million, representing the highest bookings quarter since the quarter ended March 31, 2001.

**CASH BALANCE**

The total cash balance at the end of the first quarter increased 1.4% to $48.6 million, compared to $47.9 million for the quarter ended June 30, 2004, and SBS remains debt free.

**DESIGN WINS**

During the first quarter, SBS achieved seven design wins. Each reported design win represents an initial purchase order of a minimum of $100,000 and is forecasted to produce a minimum of $500,000 in annual sales when in production. By end market, the design wins include three in the government market, one in the commercial market, and three in the communications market.

In the Government market, all of the design wins were for systems. One was a sonar system for a naval helicopter, another was for a 1553 test system, and the third was a cruise missile interface test system. In the communications market, the design wins were for a telecom switch platform, an encryption application and a network monitoring application. The commercial design win was for a high performance FPGA-based (Field Programmable Gate Array) computer for use in a high-speed machine vision system to inspect glass during production.

"We are encouraged by our new design win opportunities for systems applications as well as for our standard product lines. We believe that our strong bookings reflect the continued success of our marketing and selling activities," said Peckham.

**NEW PRODUCTS**

During the first quarter, SBS released eleven new products. Eight were Altera-based FPGA computing and Input/Output (I/O) products, two were PCI Express expansion products, and one was a software driver that enhances SBS' InfiniBand® technology switched fabric product line.

The FPGA computing product was a cPCI (Compact PCI) form factor board designed for both military and commercial applications. The board has two mezzanine slots and is designed for high performance processing of signals and image data. Typical applications are real-time video processing and signal processing such as radar, sonar or software defined radio applications.

Seven of the FPGA products released were I/O boards designed for military applications. By using an FPGA-based board design for I/O applications, SBS engineers can tailor the Input and Output signals to meet the requirements for military programs. Four of the new I/O products were cPCI-based and three were VME-based products. These I/O boards are a key component of SBS' military system business and, due to demand, are now offered as standalone products to all of our military customers.

The PCI Express expansion products are used to allow SBS customers to add up to seven PCI-based boards to their PCI Express-based computer systems. This allows use of existing PCI boards plus adds more slots than are available in the computer systems. These expansion products have application in all markets served by SBS.

The software driver enables use of InfiniBand-based SBS products with Silicon Graphics workstations. This allows us to target customers in multimedia and film post production fields where it is critical to move large amounts of data at very high speeds.

"We will continue to focus our development efforts on products that are designed to support three functional areas: data transfer, data processing and data visualization. Our product line has been designed to fit into these three areas.  By combining our products into systems, we are providing control, communications, and high performance signal and image processing solutions to meet the requirements of our customers in all of our markets," continued Peckham.

**BUSINESS OUTLOOK**

*The following statements are based on current expectations and speak only as of the date of this release, October 19, 2004.  These statements are forward-looking, and actual results may differ materially.*

"The financial results for the quarter ended September 30, 2004 were below our original expectations. Although these results are disappointing, we continue to execute our strategy and remain optimistic about the future. We believe that we have the Company well positioned to meet our longer range financial goals," said Peckham.

"Our design win opportunities are continuing to grow and the new products that we introduced last year are generating significant quoting activity. Geographically we are still seeing strong sales in Europe, and our new Asian office is generating results with higher quoting activity and new orders," added Peckham.

"Looking forward, based on our forecasts, current backlog, and timing of new orders, we expect sales for the second quarter ending December 31, 2004 to be between $37 million and $38 million, a 14% to 17% increase compared to the second quarter of fiscal 2004.  We continue to anticipate growth in sales throughout the remainder of fiscal year 2005 resulting in total year sales of between $150 million and $160 million, all from organic growth," added Peckham.

"As we initially stated in our earnings press release dated August 10, 2004, the assumptions on which we've based our sales projections include continued health of our end markets, the expectation of several government system design wins to start production, and sales to Applied Materials and Ericsson to continue at the same dollar sales level as in fiscal year 2004.  Based on the sales performance of these two customers in the first quarter and their forecasts, strong overall bookings, and a growing design win funnel, we believe these assumptions remain valid for the remainder of fiscal year 2005.  We are confident that our new product introductions, business development efforts and continued focus on our customers will expand our opportunities in each market contributing to our performance," continued Peckham.

**CONFERENCE CALL INFORMATION**

SBS will host a conference call to discuss further the results of the quarter at 4:45 p.m. Eastern Time, Tuesday, October 19, 2004.  To access the call, dial toll-free (800) 988-9518, or international dial +1(610) 794-9308.  The passcode for the conference call is "SBS."  The call will also be webcast live, and later archived for a limited time in the Investor Relations section of the SBS web site at http://www.sbs.com.  An audio replay of the call may be accessed approximately one hour following the conclusion of the call by dialing (866) 403-7114 or international (203) 369-0584. There is no passcode for the audio replay. The replay will be available through October 31, 2004.

**ABOUT SBS TECHNOLOGIES**

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales, market conditions, customer demand, and bookings, and the continued development of SBS' competitive position, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: continued health of SBS' end markets; the expectation of several government systems design wins to start production in fiscal year 2005; sales to Applied Materials and Ericsson to continue during fiscal year 2005 at the same dollar sales level as during fiscal year 2004; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; SBS' technology capabilities; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC.

**Tables to Follow**

**SBS Technologies, Inc. and Subsidiaries**
**Consolidated Statements of Operations**
Thousands (except per share amounts)
(Unaudited)

|  | Three months ended September 30, | |
|---|---|---|
|  | **2004** | **2003** |
| Sales | $ 34,884 | 26,577 |
| Cost of sales | 19,040 | 13,644 |
| Gross profit | 15,844 | 12,933 |
| Selling, general and administrative expense | 8,023 | 7,618 |
| Research and development expense | 5,505 | 4,811 |
| Employee severance and consolidation costs | — | 2,054 |
| Amortization of intangible assets | 438 | 548 |
| Operating income (loss) | 1,878 | (2,098) |
| Interest and other income, net | 141 | 342 |
| Foreign exchange losses | (102) | (75) |
|  | 39 | 267 |
| Income (loss) before income taxes | 1,917 | (1,831) |
| Income tax expense (benefit) | 671 | (641) |
| Net income (loss) | $ 1,246 | (1,190) |
| Earnings per share data: | | |
| Net income (loss) per share | $ 0.08 | (0.08) |
| Net income (loss) per share – assuming dilution | $ 0.08 | (0.08) |

**SBS Technologies, Inc. and Subsidiaries**
**Consolidated Balance Sheets**
Thousands (except share amounts)
(Unaudited)

|  | September 30, 2004 | June 30, 2004 |
|---|---|---|
| <u>Assets</u> | | |
| Current assets: | | |
| Cash and cash equivalents | $ 48,626 | 47,943 |
| Receivables, net | 25,003 | 23,776 |
| Inventories | 27,105 | 26,249 |
| Income tax receivable | — | 983 |
| Deferred income taxes | 1,347 | 1,351 |
| Prepaid expenses | 1,354 | 1,573 |
| Other current assets | 531 | 332 |
| Total current assets | 103,966 | 102,207 |
| Property and equipment, net | 7,647 | 7,979 |
| Goodwill | 17,179 | 16,734 |
| Intangible assets, net | 4,430 | 4,764 |
| Deferred income taxes | 13,262 | 13,173 |
| Other assets | 309 | 279 |
| Total assets | $ 146,793 | 145,136 |
| <u>Liabilities and Stockholders' Equity</u> | | |
| Current liabilities: | | |
| Accounts payable | $ 4,518 | 6,854 |
| Accrued representative commissions | 563 | 889 |
| Income taxes payable | 2,213 | — |
| Accrued compensation | 4,313 | 4,893 |
| Accrued severance and consolidation costs | 760 | 870 |
| Other current liabilities | 2,300 | 1,986 |
| Total current liabilities | 14,667 | 15,492 |
| Other long-term liabilities | 16 | 17 |
| Total liabilities | 14,683 | 15,509 |
| Stockholders' equity: | | |
| Common stock, no par value; 200,000,000 shares authorized; 15,506,639 issued and outstanding at September 30, 2004, 15,496,949 issued and outstanding at June 30, 2004 | 96,693 | 96,601 |
| Unearned compensation | (7) | (29) |
| Accumulated other comprehensive income | 3,014 | 1,891 |
| Retained earnings | 32,410 | 31,164 |
| Total stockholders' equity | 132,110 | 129,627 |
| Total liabilities and stockholders' equity | $ 146,793 | 145,136 |

###

Contact:    Jennifer D. Wade
Investor Relations
Tel. (505) 875-0600
Fax. (505) 875-0404
email: jwade@sbs.com